

November 17, 2023

Michael Feehan
Chief Financial Officer
Ecovyst Inc.
300 Lindenwood Drive
Malvern, PA 19355

      Re: Ecovyst Inc.
          Form 10-K filed February 28, 2023
          File No. 001-38221

Dear Michael Feehan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022

The Company, page 3

1.   We note that your presentation of total sales by end use, destination geography and customer includes Zeolyst Joint Venture sales. In light of the fact that you account for this investment under the equity method of accounting, please tell us how you considered Rule 100(b) of Regulation G in determining whether this presentation results in an individually tailored accounting policy. Refer to Question 100.04 of the Non-GAAP C&DI's.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services